

September 14, 2022

W. Bryan Buckler
Chief Financial Officer
OGE Energy Corp.
321 North Harvey
P.O. Box 321
Oklahoma City, Oklahoma 73101-0321

   Re: OGE Energy Corp.
     Form 10-K for Fiscal Year Ended December 31, 2021
     Filed February 24, 2022
     File No. 001-12579

Dear Mr. Buckler:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 Climate Analysis than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your 2021 Climate Analysis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

2. Revise your disclosure to identify any past and/or future capital expenditures for climate-related projects. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

3.	To the extent material, discuss in greater detail the indirect consequences of climate-related regulation or business trends, such as decreased demand for services that produce significant greenhouse gas emissions or are related to carbon-based energy sources.

4.	We note your disclosure regarding the physical effects of climate change on your operations and results. If material, please revise your disclosure to include the following:
    • quantification of material weather-related damages to your property or operations;
    • potential for indirect weather-related impacts that have affected or may affect your major customers; and
    • any weather-related impacts on the cost or availability of insurance.
    Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.

5.	Please tell us about and quantify compliance costs related to climate change for each of the periods covered by your Form 10-K and whether increased amounts are expected to be incurred in future periods.

6.	Please tell us about and quantify any purchase or sale of carbon credits or offsets during the last three years and any planned future period transactions.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

						Sincerely,

						Division of Corporation Finance
						Office of Energy & Transportation

cc:	William Sultemeier